Clickstream Corp.

8549 Wilshire Boulevard, Suite 2181

Beverly Hills, CA 90211

August 9, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Matthew Derby, Esq.

Re:	Clickstream Corp.
Amendment No. 5 to Offering Statement on Form 1-A
Filed July 22, 2021
File No. 024-11475

Ladies and Gentlemen:

By letter dated July 30, 2021, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Clickstream Corp. (the “Company”) with comments on the Company’s Amendment No. 5 to Offering Statement on Form 1-A, described above.

This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter to the Offering Statement. Please note that Part II also contains non-material revisions updating certain disclosures.

Amendment No. 5 to Form 1-A filed July 22, 2021

Dilution, page 14

1.	Please provide us with your calculation of the $1,921,000 net tangible book value of March 31, 2021.

COMPANY’S RESPONSE

The following is our computation of the net tangible book value of $1,971,000:

Securities and Exchange Commission

Division of Corporation Finance

Attention: Matthew Derby, Esq.

Net Tangible Assets
Current assets	$3,055,000
Non-current assets	525,000
Total tangible assets	$3,580,000

Less:
Current liabilities	$1,034,000
Par value of preferred stock	50,000
Intangible assets	525,000
Total tangible liabilities	$1,609,000

Net tangible assets	$1,971,000

Unaudited Interim Financial Statements

Note 4. Note Receivable, Investment and Option to Acquire Common Shares - Winners, Inc.

C. Option to acquire common shares of Winners, Inc., page 57

2.	You state here that the fair value of your investment in 500,000 shares of Winner’s common stock increased to $297,000 resulting in a gain of $262,000 for the six months ended March 31, 2021. You also state here that the option to acquire common shares of Winners was accounted for at cost and the balance of $100,000 remained unchanged at March 31, 2021. However, your disclosures on page 28 indicate that the balance in Winners common stock and the option to acquire common shares of Winners was $35,000 and $362,000, respectively at March 31, 2021. Please explain this apparent inconsistency and revise your disclosures as necessary. In your response, explain further how you determined the fair value of the investment in Winners. Provide us with your calculations to support the $262,000 gain and cite the specific accounting guidance applied.

COMPANY’S RESPONSE

The investment in Winners consisting of 500,000 shares was valued based upon the quoted closing trading price (pricing information obtained from Yahoo Finance) on the initial date of receipt and has been marked to market at fair value each reporting period since acquisition.

The Company applies the provisions of Accounting Standards Update No. 2016-01, Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The financial accounting and reporting guidance for certain equity investments issued in ASU 2016-01 (as amended) is codified in ASC 321, Investments — Equity Securities.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Matthew Derby, Esq.

Under the standard, entities have to measure equity investments (except those accounted for under the equity method, those that result in consolidation of the investee and certain other investments) at fair value and recognize any changes in fair value in net income (loss). The Company has recorded these fair value changes as a component of other income (expense).

Fair value was as follows:

Balance September 30, 2020	$35,000
Fair value adjustment 6 months ended March 31, 2021	$262,000
Balance March 31, 2021	$297,000

The stock price used for this calculation was 5,000,000 shares x $0.0594 = $297,000. However, we inadvertently recorded the quoted closing trading price on March 30, 2021. The stock price was $0.06 (or $300,000) on March 31, 2021. Management believes that the $3,000 difference is insignificant.

Effective December 7, 2020 there was a 10 for 1 forward split of Winners, Inc. common stock resulting in an increase from 500,000 shares to 5,000,000 shares.

Finally, the option (deposit) to acquire Winners, Inc common shares at $100,000 remains unchanged as this investment is accounted for at cost. The Company has not yet paid the balance of $75,000 to purchase these shares. The items on pages 28 and 57 now reconcile.

Note 5. Acquisition of Nebula Software Corp. (Asset Purchase), page 58

3.	In your response to comment 2 in your July 1, 2021 letter you state that the company issued 5.0 million shares to both Chaudry, LLC and Lookash Realty pursuant to the Reorganization and Stock Purchase Agreement with Nebula Software as a result of the launch of the HeyPal™ app. Please revise here to include a discussion of these additional shares and the related valuation.

COMPANY’S RESPONSE

Note 5 has been amended as follows:

Pursuant to the terms of the reorganization and stock purchase agreement, on March 10, 2021, with the release of the HeyPal™ app, the Company issued the remaining 10,000,000 shares of common stock, for services rendered, having a fair value of $2,370,000 ($0.237/share), based upon the quoted closing trading price. The expense has been recorded as a component of general and administrative expenses in the accompanying Consolidated Statements of Operations. The stock issuance has been included as a component of issuance of common stock for services in the accompanying Consolidated Statements of Stockholders’ Equity (total for that line for the 6 months ended March 31, 2021 was 13,402,477 shares).

Securities and Exchange Commission

Division of Corporation Finance

Attention: Matthew Derby, Esq.

General

4.	Wherever you disclose shares currently outstanding of 243,963,102, revise to clarify whether this represents the shares outstanding as of the date of the filing or or whether such amount reflects the shares outstanding as of the most recent balance sheet date. To the extent it is the former, revise to ensure you disclose the correct number of shares outstanding. In this regard, we note from your Subsequent Events footnote that an additional 474,702 were issued after March 31, 2021.

COMPANY’S RESPONSE

We have revised the disclosure to reflect the respective dates as to shares outstanding.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com.

Sincerely,

Clickstream Corp.

/s/ Frank Magliochetti
By Frank Magliochetti,
Chief Executive Officer

cc:           David L. Ficksman